Concurrently with the filing by Respondents of their motions to expand the period for NyacAU to manage the liquidation of GNP and for application of certain credits due GNP from third parties, the parties have filed various follow-on motions dealing with a variety of issues.  The Panel’s orders on these motions, including Respondents’ motion for application of credits, are set forth below. As appropriate, these orders will be incorporated into the Final Award, to be issued at the conclusion of the liquidation of GNP.

1.Claimants’ motion to have reclamation reserve increased.

a. Parties’ briefing

Claimants have moved to compel an increase in what they contend was at one time a reclamation reserve for the Project, established by NyacAU.  Claimants assert that in 2018 NYACAU entered $4,427,357 in accrued liability on GNPs books, which included;

(i)$2,078,091 for reclamation;

(ii)$951.937.00 for immobilization and construction of the winter trail;

(iii)$384,315.00 for equipment rental; and

(iv)$5,000 for utilities.

Claimants contend that these numbers were based on a one-page estimate of reclamation expenses prepared by NyacAU which was totally inadequate.  On those grounds, Claimants argue that NyacAU’s estimate, which they claim was booked as a reserve on GNP’s books, should be replaced by an $18.4 million dollar reclamation estimate prepared independently by Goldrich.

Respondents oppose the motion on the following grounds;

(i)The reclamation estimate was entered on GNP’s books in 2018, not as a reserve—because GNP was insolvent—but only as an estimate of reclamation costs;

(ii)NyacAU’s one-page estimate of reclamation costs is irrelevant because NyacAU has submitted and had approved by the USACOE a modified reclamation plan, as required by the mining permit;

(iii)At the arbitration hearing and in a string of documents, Goldrich consistently estimated reclamation costs in the range of $2 to $3 million dollars, which is consistent with NyacAU’s estimate in 2018; and

(iv)Goldrich’s $18.4 estimate was prepared 18 months after the arbitration hearing, is inflated, and contains numerous factual inaccuracies.  It also does not take into account Goldrich’s stated intent to conduct future mining operations at the Project site, which Respondents claim would greatly reduce the cost of the current reclamation.

Claimants’ reply to NyacAU’s opposition argues that the $18.4 million dollar estimate was as low as possible, in order to not disincentivize potential investors in future mining operations at the site.  Claimants also challenges NyacAU’s complaints regarding factual inaccuracies in the Goldrich estimate.

(v) Ruling

Claimants’ motion is denied.

As Claimants point out, in late 2018, NyacAU booked the following estimates in GNP’s books of account:  (i) $2,078,091 for reclamation work; (ii) $951,931 for demobilization of the site; (iii) $384,382 for equipment rental; and

(iv) $5000 for utilities.  However, Respondents make clear in their response to the motion that these amounts were not reserves, because GNP had no funds to establish any reserves related to reclamation at that time, in light of its liabilities to third party creditors.  Thus, as a prefatory matter, Claimants’ motion is based on the incorrect premise that estimated reclamation costs were actually booked by NyacAU as a reserve.

Beyond this fact, Goldrich does not have the right to establish any reclamation reserve for the Project. Under the Operating Agreement, Goldrich’s rights regarding reclamation are limited, by Article 4.5, to either (i) requesting the Manager (NyacAU) to establish a reclamation reserve of up to $300,000; or (ii) if Goldrich wishes to request a reserve in excess of $300,000 to obtain NyacAU’s approval to hire an independent evaluator to prepare the estimate.  Goldrich failed to follow Article 4.5 with regard to its current $18.4 reclamation estimate.  The estimate was prepared unilaterally, without informing NyacAU of its preparation until the filing of the current motion.  No approval was sought from NyacAU of an independent evaluator to perform a reclamation estimate for purposes of establishing a reclamation reserve.  And, as stated, GNP does not have the funds to establish any reclamation reserve in any amount, let alone a reserve of such significant proportions. Goldrich’s $18.4 million estimate of is no relevance under these circumstances.

This conclusion is fortified by other provisions of the Operating Agreement.  Under Article 7.1, NyacAU is vested with exclusive authority to manage GNP; there is no carve-out giving Goldrich the right to demand establishment of a reclamation reserve.  Further, NyacAU’s obligations as Manager of GNP under Article 6 do not include any express obligation to establish a reclamation Reserve.  This is consistent with the language of Article 4.5, that the establishment of any reclamation reserve is within NyacAU’s discretion as Manager, subject to its approval to allow the amount of any reserve to be determined by an “independent evaluator”.  Under Article 14.2, the Manager of the liquidation of GNP (NyacAU) is solely responsible for making “provision for reclamation”; but Goldrich has no right to usurp this process with its own reclamation estimate, unless it were to be appointed as Manager of the liquidation, which is a request the Panel has denied in a prior Order.

The evidence is also clear that, with regard to the liquidation of GNP, NyacAU has made adequate “provision for reclamation”, as required by Article 14.2, by (i) preparing and obtaining approval of a reclamation plan from the USACOE; and (ii) advancing costs for reclamation in accordance with such plan.  Thus, Goldrich cannot rationally contend that its estimate should be accepted because of a failure to NyacAU to perform its responsibilities in this regard.  Article 14.3.2 also gives NyacAU complete discretion to establish any reserves during the liquidation process for “any contingent or unforeseen liabilities or obligations of the Company”, which can fairly be interpreted as encompassing a reclamation reserve.

Finally, Goldrich cannot successfully argue that NyacAU is somehow required to accept the $18. 4 million reclamation estimate as part of its obligation to fund LOC 1under Article 6.1.  Article 6.1 does not speak to the establishment of any reserves, and cannot rationally be interpreted as depriving NyacAU of its discretion regarding the setting of a reclamation reserve under Articles 4.5 and 14.3.2.

2.Claimants motion to impose an obligation on NyacAU to reclamate under the Operating Agreement.

a.Parties’ briefing

Claimants have moved for an order holding that NyacAU is obligated to reclamate the project site under the Operating Agreement.  The basis of the motion is that reclamation expenses fall under the category of “Operating Expenses” as defined in Section 2.28, and that under Article 6.1, NyacAU has the obligation to fund all Operating Expenses through LOC 1.  Claimants also point out that NyacAU has an express obligation to reclamate the site under the individual mining permit issued to NyacAU in August 2013.   They further contend that even through NyacAU actually set up and booked a reserve for future reclamation and demobilization costs in GNP’s accounts, NyacAU then misappropriated the reserve funds for themselves, apparently to pay down LOC 1.

Claimants also assert that NyacAU has failed to adequately reclamate the site either during or after mining operations.  Finally, Claimants emphasize that under Article 3.3, Goldrich is not required to contribute any additional capital toward reclamation expenses.

Respondents contend that NyacAU’s funding obligation under LOC 1 is limited to the payment of Operating Expenses necessary to achieve “Commercial Production” levels of gold at the Project, and that when GNP’s mining operations were shut down, further funding under LOC 1 became irrelevant; therefore, reclamation expenses—which necessarily are not incurred until mining operations have ceased-- do not and cannot fall within the parameter of NyacAU’s LOC 1 funding obligation.  NyacAU also points out that no provision of the Operating Agreement expressly requires any party to bear reclamation expenses, and that the only provision in the Agreement pertaining to reclamation is the obligation of NyacAU, as Manager of the GNP liquidation, to “make provision for reclamation”.  Respondents contend that NyacAU has done this by obtaining an approved reclamation plan from USACOE and advancing all costs of reclamation to date as required by the approved plan.  Respondents also confirm that the reclamation estimate of $2,810,000.00 was used to pay third party creditors, not pocketed by

Dr. James; further, that that Dr. James and Charles Trowbridge are still owed $1.8 million in unpaid management fees from GNP.

Respondent’s also reject Claimant’s unilaterally prepared reserve reclamation estimate of $18.4 million dollars, pointing out that Goldrich itself has represented for years, in writing, that the estimated cost of reclamation would be in the range of $3 million dollars; and that even these costs could be reduced greatly if Goldrich were to continue mining operations at the site, which Goldrich has intimated it intends to do.  In sum, Respondents’ position is that it would be extremely prejudicial if the Panel imposed an obligation to reclamate on NyacAU, particularly any responsibility reclamate in accordance with Claimants’ $18.4 million dollar reclamation estimate.

b.Ruling

Claimants’ motion is denied.

The Operating Agreement imposes no express obligation on NyacAU to reclamate the Project site, other than to “make provision for reclamation” in connection with the liquidation of GNP—which NyacAU has done.   NyacAU’s duties as Manager, set forth in Article 7, do not refer to reclamation.  Moreover, Article 4.5 contemplates that the establishment of a reserve for reclamation is within the discretion of NyacAU.  In like manner, Article 14.3.2 of the Operating Agreement gives NyacAU, as Manager of GNP’s liquidation, the discretion to

“establish any reserves that the liquidator deems necessary for any contingent or unforeseen liabilities or obligations of [GNP]”, which conceivably could include reclamation reserves.  The only express obligation to reclamate lies with GNP under the Claims Lease, which imposes on GNP the obligation to “perform reclamation with respect to the placer operations on the Claims in conformance with the provisions of this Lease and all state and federal laws”.  The individual mining permit, which NyacAU secured on behalf of GNP in August 2013, imposes an obligation on the permit holder to reclamate the site in accordance with governmental regulations, and subjects the permit holder to penalties for a failure to perform; however, a determination of the scope of NyacAU’s or GNP’s (or both) potential obligations to reclamate under the permit is beyond the jurisdiction of this Panel.

NyacAU’s obligation to fund an “Operating Line of Credit” (LOC 1) under the Operating Agreement is defined in Article 6.1 and other contract provisions encompassed within it.  Article 6.1 limits NyacAU’s funding obligation to those expenses “sufficient to fulfill the Minimum Investment Requirement and bring the placer gold at the Claims into “Commercial Production”.  Under Article 2.9, “Commercial Production” is deemed to have been achieved when gold – production is sufficient to meet the “Minimum Production Requirement”, which, in Article 7.3, is defined entirely in terms of quantities of gold production; no mention is made of reclamation.  As Claimants point out, the definition of “Operating Expenses”, under Article 2.28, necessary to achieve “Commercial Production” is very broad, but is itself limited to costs “associated with extracting gold from the Claims”; and the list of Operating Expenses which form part of the definition, while not all-inclusive, does not reference reclamation.

Well-established principles of contract construction require that the above provisions be read together, affording each provision its intended meaning.  As such, NyacAU’s LOC 1 obligation must be limited to those expenses necessary to bring the placer gold into Commercial Production, as defined by the Agreement.  In accord with the definition of “Operating Expenses”, virtually any expense necessary to achiever Commercial Production under LOC 1`would be appropriate, including expenses for reclamations activity during ongoing mining operations that might be required to keep the individual permit in force.  However, the purpose of LOC 1 funding comes to an end where—as here--mining operations have ceased, GNP has been dissolved, and the liquidation process is underway.

This interpretation is also consistent with the provisions of the Operating Agreement pertaining to liquidation, which separate the obligation to “make provision for reclamation” from the repayment of LOC 1.  Accordingly, NyacAU has no obligation to fund post-mining reclamation expenses under LOC 1

(Note:  This deprives NyacAU of a security interest in 50% of future placer gold production at the site to repay reclamation expenses which it advances.)

3.Claimants’ motion to void transfer of GNP assets to Bear Leasing and cancel contract with Alaska Equipment Appraisers.

a.Parties’ briefing

Claimants have moved to void the transfer of certain GNP assets (equipment) to Bear Leasing and to cancel the contract made by NyacAU with Alaska Equipment Appraisers (“AEA”--owned by Michael Tope) for the sale of GNP equipment in connection with the ongoing liquidation.

With respect to the transfer of assets to Bear Leasing (which was valued at $565,000). Claimants argue that other costs should have been addressed before making the transfer, including the costs of remedial work on environmental problems caused by the spring run-off, third party payables, and reclamation expense.  On these grounds, Claimants request that the transfer be voided, and the equipment returned to GNP.

With respect to the contract with AEA, Claimants argue that the contact should be cancelled for a number of reasons, including;

(i)Michael Tope, the principal of AEA, is biased against Goldrich, having testified as a “hostile” witness in the arbitration, and is a personal friend of Dr. James;

(ii)Mr. Tope is not competent to conduct the remaining sales of GNP equipment because, in 2019, he was only able to sell equipment originally valued at over $1 million for $190,000.

On these grounds Claimants contend that there is a danger of future sales being made to “shill” purchasers or to NyacAU itself at rates far below market value.  Claimants also contend that the schedule attached to the AEA contact, which shows a list of creditors to be paid with the proceeds of future sales, is not correct, but do not provide what they contend would be a correct listing.

In response to the motion to avoid the transfer of funds, Respondents argue that the $565.000 value placed on the equipment represented the fair market value of the equipment, in large part because Bear assumed the existing debt on the equipment owed by GNP to AEG, which financed the equipment purchases, and that none of the GNP equipment subject to the AEG encumbrance could have been sold to any third party without an assumption of such debt.  The offsetting benefit to GNP was a reduction of the balance of LOC 1 by $565,000.  Respondents also contend that the $565,000 payment was representative of the fair market value of the equipment at the time, pointing out the following:

(i)The equipment value depreciated at 1% per month (total 21%) from August 2018 to May 2020;

(ii) $365,500 of the equipment sold to Bear Leasing remains at the Project site. and no third party could reasonably be expected to purchase the equipment still at the site; and

(iii)Goldrich had the opportunity to purchase the equipment for cash at a higher price up to May 30, 2020 but made no offer to do so.

As to cancellation of the AEA contract, Respondents argue that Tope was not a hostile witness against Claimants, but an independent expert.  They also claim that Dr. James had no relation with Tope prior to the arbitration and that their current relationship is strictly professional.  As to Mr. Tope’s competence, Respondents point out that he was recommended to them by AEG and other creditors of GNP.

a.Ruling

Claimants’ motion to void transfer of assets to Bear Leasing is denied.

Claimants have objected to the transfer and to its valuation at $565,000.

Respondents  claim that the purchase price was close to fair market value for the equipment, which assumed 1% monthly depreciation in the original cost of the equipment from August of 2018 to May of 2020, and Claimants’ have provided no evidence to the contrary.  No other party bid for the equipment, and as Respondents point out, it was unlikely that any third party would do so for equipment still located at the Project site.  Moreover, under the Panel’s prior orders, Goldrich had the opportunity to purchase the equipment at fair market value, but elected not to do so.  Thus, the sale to Bear Leasing cannot rationally be voided on grounds that the price was not at or near to the fair market value of the equipment.

Additionally, in connection with the transfer, Bear Leasing  assuming GNP’s existing debt to the AEG Fund (which financed the purchase) for the equipment.  Accordingly, the corresponding benefit to GNP was a reduction of LOC 1 by $565,000. Claimants  assert that the benefit derived by GNP from the sale-  should not have been used  to reduce LOC 1, but instead to pay off other costs, including the cost of remedial work necessitated by the spring runoff, third party payables, and reclamation expenses.  However, this argument disregards the fact that AEG would not have released the equipment for sale unless provision was made for satisfying its secured loan.  Thus, Bear Leasing had no choice but to assume the AEG debt as payment for the equipment, which caused an automatic reduction of LOC 1, since (under the Partial Final Award) all loans to GNP obtained by NyacAU were properly booked under LOC 1.  Moreover, to the extent that the equipment valuation may have exceeded the price for removing the encumbrance on it (which was not addressed in the briefing), Article 14 of the Operating Agreement gives NyacAU, as Manager of the liquidation, the discretion to apply such excess to pay down LOC 1 or pay other creditor obligations.

Claimants’ motion to cancel GNP’s contract with Alaska Equipment Appraisers (AEA)—Michael Tope’s company—is also denied.  In May 2020, NyacAU entered into a contract with AEA to sell the remainder of GNP equipment, except that needed for reclamation work.  Because Michael Tope, presumably the owner of AEA and signatory to the contract, testified as an expert witness for Respondents at the arbitration hearing, and is allegedly a friend of Dr. James, Claimants assert there is a danger that Mr. Tope will make sales to “shill purchasers”, or to NyacAU itself, for far less than fair market value.  Claimants also question Mr.

Tope’s competence, since he was able to sell only $190,000 of GNP equipment in 2019.

However, these claims are belied by undisputed facts.  Mr. Tope testified as an independent valuation expert at the hearing, and was not hostile to Claimants’ positions; in fact, Claimants’ expert Jeffrey Katz relied on Tope’s valuation of the equipment under Leases 1-7 in forming his opinions on Claimants’ damages.  Respondents assert that Dr. James’ relationship with Mr. Tope is entirely professional, and no evidence was presented by Claimants to dispute this.

Moreover, Claimants did not challenge any of the equipment sales orchestrated by Mr. Tope in 2019.  Mr. Tope’s entire compensation under the May 2020 agreement is a one percent (1%) commission on all equipment sales, which quite obviously incentivizes him to make future equipment sales at the highest possible prices, not at cut rates designed to confer some benefit on NyacAU.

4. Claimants’ motion to compel transfer of mining claims

a. Parties’ briefing

Claimant have moved to compel NyacAU to transfer a mining claim contiguous to the Claims (as set forth in Exhibit 2 to the Claims Lease) to the Claims, which NyacAU staked—apparently in its own name--during mining operations.  Claimants argue that under paragraph 3 of the Claims lease, any claim contiguous to Claims must be transferred to GMC (the parent corporation of Goldrich) upon request.

Respondents acknowledge their obligation under Section 3 of the Claims Lease, but point out that is necessary for NyacAU to use the contiguous parcel in question to complete the liquidation process in an efficient and businesslike manner.  Specifically, Respondents represent that the land is needed for parking equipment until it is transported over the winter trail, and to construct the winter trail itself.  Respondents request that they be allowed to use the land to complete the liquidation of GNP, after which the contiguous claim will be transferred to GMC as required by the Claims Lease.

b.Ruling

Claimants’ motion is granted in part and denied in part.

Paragraph 3 of the Claims Lease provides that all claims contiguous with the Claims defined in Exhibit 1 to the Lease “shall be located in GMC’s name as the owner of the claims. . .”, and that [i]f such claims are not initially located in GMC’s name, then the owner shall hold the claims in constructive trust for GMC and shall transfer the claims to GMC upon written request of GMC and at no cost to GMC.”   This language makes clear that GMC is the rightful owner of the contiguous claim staked by NyacAU.

However, the actual transfer of the claims to GMC must take into account the fact that, in connection with GNP’s liquidation, NyacAU, as Manager of the liquidation, has full power and authority to sell, assign, and encumber any or all of [GNP’s] assets and to wind up and liquidate the affairs of [GNP] in an orderly and businesslike manner.  NyacAU has explained that it needs to use the land covered by the contiguous claim (which is adjacent to the runway at the Project site) to park equipment until it is shipped for resale, and to construct and use the winter trail for the transport of equipment.

The Panel finds NyacAU’s request to be reasonably necessary to complete the liquidation in an “orderly and businesslike manner”, while at the same time acknowledging GMC’s ownership of the contiguous claim under the Claims Lease.

Accordingly, NyacAU shall be allowed to use the land covered by the contiguous claim to complete the liquidation process, holding the claim in constructive trust for GMC, following which the contiguous claim shall promptly be transferred to GMC.

5.Claimants’ motion to compel repayment of misappropriation of funds

a.Parties’ briefing

Claimant have moved to compel NyacAU to pay out distributions as provided in Article 10 of the Operating Agreement, specifically Article 10.1.2.  Claimants point out that GMP conducted mining operations in 2018, prior to the dissolution, and made a profit on the gold produced in 2018.  Claimants also contend that NyacAU created a reserve in the latter part of 2018 for reclamation expense in the amount of $2,810,000.00, but then used that money to pay down LOC 1. Claimants contend that this pay down was inappropriate and and that the full amount of the alleged reserve should be included in calculating the interim distributions payable to the parties for 2018.

Respondents oppose the motion on grounds that all issues relating to interim distributions due to Goldrich were completely resolved by the Partial Final Award and cannot be revisited.  They also argue that the dissolution of GNP occurred when parties agreed to dissolve GNP at the arbitration hearing, which commenced on July of 2018.  Respondents further point out that Article 10.4 provides that any distributions to the members during the process of liquidation must be handled in accordance with Article 14, which provides for member distributions to be paid only after payment of all debts and liabilities of GNP and payment of liquidation expenses.

Claimants reply that the arbitration did not deal with 2018 distribution to Members, and therefore does not preclude Claimants from raising the issue post hearing.

b.Ruling

The ruling on Claimants’ motion is deferred.

Claimants’ motion is based on the assertion that GNP made profits in 2018, before GNP was dissolved, which, after deduction of Operating Expenses for the year, should have been paid on equally to NyacAU and Goldrich, as an interim distribution under Article 10.1.2 of the Operating Agreement.

Claimants acknowledge in their reply papers that they did not make this claim in the arbitration.  This is confirmed by the evidence which Claimants did present at the hearing on interim distributions, and by the language of the Partial Final Award.  Claimants’ expert, Jeffry Katz, calculated that the amount of gold produced “exceeded Operating Expenses in 2016 and 2017 only”, and using that parameter calculated that Goldrich was entitled to interim distributions for 2016 in the amount of $214,797 and for 2017 in the amount of $198,644.  Consistent with this evidence, in awarding Claimants interim distributions for 2016-17 (as calculated by Mr. Katz) the Partial Final Award stated: “No evidence was submitted showing that any party demanded, or that the parties agreed to dissolution before 2018, which makes Article 10.4 [pertaining to distributions during the dissolution/liquidation of GNP], irrelevant to interim distributions before that.”

However, at the arbitration hearing, the Panel recognized that since the hearing took place roughly in the middle of 2018, the results of 2018 mining operations, which were not then known nor presented as evidence at the hearing, could be relevant to various, unspecified issues in the arbitration.  Accordingly, the Panel reserved jurisdiction to review and, as appropriate, modify its findings based on the result of 2018 mining activities.  Specifically, the Panel stated that following issuance of the Partial Final Award (emphasizing the word “partial”), the Panel would (i) order “the commencement of the dissolution process”, and (ii) reserve jurisdiction “to modify, if appropriate”, its findings “based on the results of  2018 mining activities, which may or may not have some impact.  But we will look at that again because we don’t have all that information before us right now.” (Transcript, pp. 5953-54).

This carve out can fairly be interpreted to encompass Claimants’ claim for payment of interim distributions for 2018 under Article 10 of the Operating Agreement.  Accordingly, within twenty (20) days of the date of this order, the parties shall present evidence and argument (disregarding any jurisdictional issue) as to (i) whether Claimants’ have a right to interim distributions for 2018, and (ii) the amount, if any, of distributions to be paid.   Within ten (10) days thereafter, the parties shall file responses to the initial submissions.   The submissions shall be limited to profits actually received by GNP in 2018, and shall not include estimates for reclamation or other future expenses of GNP.

6.Claimants’ motion for clarification from Panel and notice of possible misunderstanding of facts

a. Parties’ briefing

Claimants have moved for the Panel to clarify a portion of the Partial Final Award related to interim distributions.  Their position is that paragraph 45 of the Award, which recognized the right of Goldrich to receive interim distributions for 2016-17, should be interpreted as authorizing Goldrich to recover interim distributions for 2018 for the period that mining was conducted, since GNP was not dissolved until a later date.

Claimants have also moved to correct what they term a “possible misunderstanding of facts” in the Partial Final Award.  They suggest that the Panel may have misunderstood that (i) GNP made $263,582 in profits in 2018, even excluding NyacAU’s estimates for the cost of reclamation and demobilization; (ii)  NyacAU wrongfully used these profits to pay down LOC 1; (iii) Article 10 of the Operating Agreement requires an interim distribution to be made for 2018 before NyacAU can make any further paydown of LOC 1; and (iv)   if—as would be fair—NyacAU’s reclamation and demobilization  (which are accrued, not actual expenses)  are not included as 2018 Operating Expenses under Article 10,1,1, Goldrich is entitled to an interim distribution for 2018 of $2,685,234.

In response, Respondents argue that Claimants have no right to relitigate issues which were finally decided in the Partial Final Award, and interpret paragraph 45 of the Award as precluding—not allowing—Goldrich to recover interim distributions for 2018.  Respondents also emphasize that they gave

Claimants notice of dissolution when the arbitration hearing commenced in July 2018, and that a press release announcing the dissolution was published on August 20, 2018.  Respondents also point out that 2018 financial statements were timely provided to Goldrich, which demonstrate that all of GNP’s profits for 2018 were used to pay down LOC 1 creditors.  Finally Respondents charge Claimants with having made the motion in bad faith, so as to defer required SEC filings, and prevent Dr. James from selling his Goldrich stock.  Respondents request that Claimants should pay Respondents’ attorney’s fees and costs for having brought a frivolous motion.

Claimants counter by reiterating their interpretation of paragraph 45 of the Partial Final Award, which they claim is supported by the fact that if GNP had been dissolved in 2018, the Claims Lease would have expired by its terms and GNP would not have been able to do the mining work which it did perform in 2018.  They also reiterate the formula for computing 2018 distributions set forth in Claimants’ moving papers.

b.Ruling

The ruling on Claimants’ motion is deferred.

Claimants’ motion is essentially a reiteration of its motion for an order “to compel repayment of misappropriated funds” (Section 5, supra).  Accordingly, the Panel incorporates by reference its ruling on Claimants’ motion addressed in

Section 5.  Respondents’ request for attorney’s fees and costs is denied, since, as explained above, the Panel expressly retained jurisdiction to decide the issue of interim distributions for 2018.

7.Respondents’ motion for clarification of interest payable to NyacAU and Goldrich and amounts owed to Goldrich

a.Parties’ briefing

Respondents move to clarify a finding in the Partial Final Award, relating to interest earned by amount in LOC 1 that is to be shared by the parties equally, under Article 6.1.2 of the Operating Agreement. Respondents point out that the Partial Final Award requires sharing of LOC 1 interest actually received, and represents that NyacAU has not received any interest payment earned by LOC 1.

Respondents further assert that all GNP liabilities must be paid before interest earned on LOC 1 can actually be distributed, and that since Goldrich allegedly is responsible for payment of one-half of LOC 1 (approximately $8,500,000.00) no interest payment would be due Goldrich until this alleged obligation is satisfied.

As a result, Respondents request an order that NyacAU does not owe any interest payment to Goldrich under Article 6.1.2.

Claimants oppose the motion, arguing that it is well documented that GNP actually made a payment of $240,000 to NyacAU, which was a payment of interest earned from LOC 1.  Claimants also argue that the motion for clarification violates the Alaska Arbitration Act, which requires a party to move for clarification of an Award within 20 days of its issuance (AS 09.43.470); they also note that the Act places a 90-day limit on a party to petition a court to clarify the award (AS 09.43.510).  Claimants further contend that NyacAU received an interest payment from GNP via a check dated February 8, 2017, for $155,337.00.  Claimants also assert that any draw down of LOC 1 first requires the payment of interest earned on LOC 1 to the Members.

In its reply, Respondents argue that the 20-day period for seeking clarification of a Final Award in the Alaska Arbitration Act (AS 09.43.270) does not apply to an arbitration if not concluded after two years, and that, in any event, the 20 day limitation would not come into play until the Panel issues its Final Award following completion of GNPs liquidation.  Respondents also argue that NyacAU has not paid itself any interest on LOC 1, and that the sum of $155,377.00 was incorrectly coded in GNPs book as a “repayment”, but actually used to pay third party debt.  Respondents emphasize that the Partial Final Order requires sharing of LOC 1 interest only when “actually received.”

b.Ruling

The ruling on Respondents’ motion is partially denied and partially deferred, as explained more fully below.

The Panel has no jurisdiction at this point to clarify the language of the Partial Final Award.  Section 09.43.270 of the Alaska Uniform Arbitration Act, which governs procedures for the arbitration, gives a party the right to move to “clarify the award”, “within 20 days after the movant receives notice of the    award. . .”.  If a party wishes to have the court “modify or correct” an award—which arguably could include a clarification in some circumstances—AS 09.73.510 requires that an application be filed with the court “within 90 days after the applicant receives notice of the award . . .”  These periods have long since passed with respect to the Partial Final Award.  In any event, the Panel sees no need to clarify its ruling as to whether interest earned on LOC 1 funds must actually be received by NyacAU in order for Article 6.1.2 to take effect.

However, it is the Panel’s view that it does have jurisdiction to determine the amount of “interest received” under Article 6.1.2, since this could impact amounts that can properly be deducted from LOC 1, which is encompassed by the Panel’s agreed, continuing jurisdiction over the dissolution/liquidation of GNP.

The arbitration record includes Joint Exhibit 4.5, the 2012 promissory note issued by NyacAU to GNP which created LOC 1.  The note provides for the annual payment of interest GNP on the unpaid balance “equal to the Applicable Federal Rate (Short Term) (as of the date hereof)", to be calculated “from the date of each advance until payment”.  It further states that payments of LOC 1 “will be applied first to accrued unpaid interest then to principal”.  Article 6.1.2, in turn, obligates NyacAU (not GNP) to pay to Goldrich “50% of any interest earned on LOC 1 actually received by NyacAU.”

Claimants contend that GNP’s books show that GNP actually paid NyacAU $240,000 in interest earned by LOC 1 funds, and reference a check dated February 8, 2017 from GNP to NyacAU for $155,337 –apparently related to the alleged $240.000 payment, although this is not clear--NyacAU, on its part, asserts that GNP’s records incorrectly coded the sum of $155,337 as a “repayment”, but that the money was in fact used to satisfy GNP liabilities, and that no interest payments on LOC 1 have been received by NyacAU.

In a sense, it appears the parties may not have completely joined issue on this topic: i.e., actual payment of a check to NyacAU is obviously different than an erroneous, later corrected, entry in GNP’s books of account. And the promissory note for LOC 1, which states that payments of accrued interest on LOC 1 shall preempt drawdowns of the principal, may raise another issue.  Accordingly, within ten (10) days from the date of this order, the parties shall submit the following: (i) a copy of the check for $155,337 allegedly paid to NyacAU on February 5, 2017; (ii) written evidence of what the check payment was for; (iii) written evidence showing the disposition of the check—i.e., whether the check was cashed, voided, used to pay GNP liabilities, etc.; (iv) written evidence showing how the $155, 337 was ultimately recorded on GNP’s books; (v) any written evidence as to whether, and when, the $240,000 referenced by Claimants in their submission, or any portion thereof, was actually paid to NyacAU as interest on LOC 1; and (vi)  evidence of any payments made against LOC 1 which should have been applied against accrued interest on LOC 1, per the terms of the 2012 promissory note. The Panel will complete its ruling on the motion after a review of this evidence.

8.Respondents’  motion to confirm judgment

a.Parties’ briefing

Respondents have made a motion for the Panel to “confirm judgment” on a finding in the Partial Final Award concerning payment of 2012 reclamation costs.  As Respondents explain, the motion arises from a petition by Respondents, in December 2019, to confirm portions of the Partial Final Award.  In April of 2020, the court ordered that the award of $377,253.00 to NyacAU for 2012 reclamation costs be remanded to the Panel for clarification of the entity to whom the payment should be made.

Respondents contend that the Panel’s finding should not be changed.  They point out that the Claims Lease obligates GMC (Goldrich’s parent corporation) to indemnify GNP, Goldrich and NyacAU for costs and expenses arising from any permit violation, which includes the violation by Goldrich of its general permit for mining operations in 2009-2010 by failing to reclamate the site after operations were completed.

Claimants’ response contends that the Partial Final Award mistakenly awarded costs of the 2012 reclamation, plus interest, to NyacAU, rather than GNP, citing to the following evidence to show that both parties agreed that GNP would be the proper recipient of these funds:

(i)GNPs employees performed 2012 reclamation work, which was acknowledged by Respondents’ expert, Ron Greisen, in testimony at the arbitration hearing;

(ii)GNP sent out the invoice for the work to Goldrich;

(iii)2012 reclamation costs were entered on GNPs books as a GNP receivable; and

(iv)no claims were ever submitted by NyacAU for payment of 2012 reclamation expenses.

Claimants also point out that an entry in 2018 for $48,096.00 for 2012 reclamation expenses was never invoiced to Goldrich, and therefore should not have an interest award attached to it.

Claimants also resurrect an argument made at the arbitration hearing that Goldrich had been damaged in the amount of $291,000.00 by NyacAU overcharging Goldrich for 2012 reclamation work, although this issue is beyond the court’s directive.

Respondents reply that the $377,253.00 award was properly made to NyacAU, since;

(i)GNP had no liability for reclamation in 2012;

(ii)The Term Sheet, which is incorporated into the Operating Agreement, requires Goldrich to indemnify NyacAU for 2012 reclamation work; and

(iii)the Panel has no jurisdiction to revisit the amount of the payment, or interest thereon, to be made for 2012 reclamation work.

b.Ruling

The ruling on Respondents’ motion is deferred, as explained below.

As the Partial Final Award reflects, Claimants advanced a claim in the arbitration that NyacAU had overcharged Goldrich for reclamation work, performed by NyacAU on Goldrich’s behalf in 2012, to cure prior permitting violations issued by the USACOE based on Goldrich’s failure to reclamate the site after its 2009-2010 mining operations.   NyacAU completed its reclamation work in August of 2012, and in 2014 invoiced Goldrich for the work in the amount of $377,253.  However, Goldrich, took the position that it had been overcharged, and refused to pay the reclamation invoice until the overcharges were deleted.  No reclamation charges had been paid at the time of the arbitration hearing, four years later.  Goldrich did perform a minor amount of reclamation work, at its expense, in 2015, hiring a third party (Paul Manuel) to perform the work.

As stated above, the request for the Panel to clarify the party to whom the 2012 reclamation payment should have been made was issued by the court, in the context of a petition by NyacAU to confirm parts of the Partial Final Award, which included the Panel’s award of damages and interest for 2012 reclamation costs

The power of a court to order clarification of an award under the Alaska Arbitration Act (Revised) (the “Act”) emanates from and is defined by Sections 09.43.270 and 09.43.510.  Section 09.43.510 endows a court with limited power to itself “modify or correct” the award upon “application made within 90 days after the applicant receives notice of the award under AS 09.43.460 or within 90 days after the applicant receives notice of a modified or corrected award under AS 09.43.470”, if

(1) there was an evident mathematical miscalculation or an evident mistake in the description of a person, thing, or property referred to in the award;

(2) the arbitrator has made an award on a claim not submitted to the arbitrator and the award may be corrected without affecting the merits of the decision on the claims submitted; or

(3) the award is imperfect in a matter of form not affecting the merits of the decision on the claims submitted.

Where an application is pending under Section 09.43.510, Section 09.43.270 also authorizes the court to submit a claim to “modify or correct” the award to the arbitrators for determination:

(1) on a ground stated in AS 09.43.510(a)(1) or (3);

(2) because the arbitrator has not made a final and definite award on a claim submitted by the parties to the arbitration proceeding; or

(3) to clarify the award.

In this case, it appears to be undisputed that Respondents filed a motion to confirm portion of the Partial Final Award in December of 2019, shortly after the Award was issued on December 3, 2019, and likely after the issuance of a partial dissent on the Partial Final Award on December 19, 2019.  The Panel assumes that the court’s request for the Panel to clarify the entity to which 2012 reclamation expenses, plus interest, was awarded was triggered by a request from the Claimants under Section 09.43.510 in response to the motion to confirm, which would have been within the 90 day period required and therefore timely.  Thus, the court had the power under Sections 09.43.510 and 09.43.270 to make this request of the Panel within the parameters of those Sections.

It is important to emphasize in this context that the power of the Panel, as well as the court, to modify or correct an award under these Sections of the Act is limited to situations where (i) there was an evident mathematical miscalculation or an evident mistake in the description of a person, thing, or property referred to in the award; (ii)  the award is imperfect in a matter of form not affecting the merits of the decision on the claims submitted; or (iii) the language of the award is ambiguous and needs to be clarified.  The Panel is constrained to make any or all of these decisions without a reevaluation of the merits of the issue, including an “evident mistake” in a mathematical calculation or description of  (in this case—a “person”), an ”imperfection in a matter of form” (not affecting the merits), and/or the clarification of any ambiguity.  Since the Panel’s award of 2012 reclamation expenses was final, the Panel has no jurisdiction to reconsider the merits of the issues presented in the arbitration hearing or to consider any new evidence cited in the parties’ briefing.

However, the court’s April 28 “Order Resubmitting Claim to Arbitration Panel for Clarification and Confirming Arbitration Award to Dr. James” raises an issue regarding the applicability of Sections 09.43.270 and 09.43.510 of the Act to the court’s request.  The court prefaces its Order by citing to both Sections, but then states:

1.“Based on the parties’ agreement, the court grants the request to resubmit a claim to the arbitrator [s] to clarify Section VII (paragraphs 104-110) of the Partial Final Award related to Claimants’ Claim of Overcharges for 2012 Reclamation.  Specifically, the arbitration panel is requested to clarify the specific amounts owed under this section. including any pre-Award interest, together with the identity of the specific entity entitled to receive such amounts.  The parties appear to dispute whether the specific entity entitled to receive any amounts owed under this section is Goldrich NyacAU Placer, LLC or NyacAU, LLC.”(Emphasis added).

2.The court’s wording raises a question as to whether its request was based on an agreement between the parties, in which case the jurisdictional restrictions of the above-referenced Sections of the Act might not apply.

Accordingly, within fifteen (15) days of the date of this order, the parties are requested to (i) provide the Panel with a copy of the “agreement of the parties” referenced in the court’s request; (ii) clarify whether the parties agree that the Panel retains continuing jurisdiction at this time  to modify or correct the Partial Final Award, if necessary, either subject to or without regard to the jurisdictional limitations of Sections 09.43.270 and 09.43.510 of the Act; and (iii) state its position on the response the Panel should give to the Court’s request as to the “specific amounts’ of both principal and interest awarded, with a brief explanation of the basis for each -party’s response.

9.Respondents’ “alternative” motion to require Goldrich to pay one half of the reclamation expenses for the Project, and one half of the balance of LOC 1, and to reduce these amounts to judgment.

a.Parties’ briefing

Respondents have made an “alternative” motion to the Panel related to Respondents’ motion to extend NyacAU’s management of GNPs liquidation beyond the one-year period provided in the Operation Agreement.  Specifically,

Respondents have demanded that Goldrich be ordered to pay one-half of the current balance of LOC 1 and one-half of the reclamation expenses incurred in connection with the liquidation, and that these obligations should be “reduced to judgment” in favor of Respondents.  Respondents indicate that the alternative motion is necessitated by a transaction by Goldrich with an investor group headed by Nick Gallagher, a member of Goldrich’s Board of Directors, for a loan of $4,283,105, evidenced by a promissory note and deed of trust, secured in part by the Claims and projected hard rock mining at the Project site in the future. (“Gallagher transaction”).  Respondents claim that the transaction was improperly Back-dated in order for Goldrich to avoid having to pay one-half of LOC 1 on the grounds that repayment of the Gallagher transaction would have priority over any LOC 1 repayments to NyacAU.  Respondents argue that the obligation of Goldrich to repay 50% of LOC 1 should be reduced to a “judgment”, presumably in order to give the LOC 1 repayment obligation priority over Goldrich’s obligations under the Gallagher transaction.

Respondents make a similar request, for the same reason, regarding reclamation expenses incurred in the liquidation, asking the Panel to order that 50% of reclamation costs incurred to date, which allegedly are owed by Goldrich, also be “reduced to judgment.

In response, Claimants assert that there is no basis for imposing liability on Goldrich to pay either 50% of LOC 1 or 50% of reclamation expenses incurred in GNPs liquidation.  They explain that Article 6.1.1 of the Operating Agreement gives NyacAU a security interest in all future placer gold produced at the site, up to 50% of LOC 1, and that Goldrich has no liability for LOC 1 beyond this.

Claimants also point out that Article 3.3 of the Operating Agreement provides that no Member of the joint venture has an obligation to make a capital contribution to GNP or to assume personal liability for any of GNPs obligations, which excuses Goldrich from making any contribution to any LOC 1 repayments or post-mining reclamation expenses.

b.Ruling

Respondents’ motion, to the extent it is not moot, is denied.

Since Respondents’ motion was brought “alternatively” to its motion for enlargement of the period for NyacAU to manage the liquidation of GNP pending assumption of the mining permit by Goldrich, which was granted, the motion may now be moot.  However, assuming it is not, and to help guide the future conduct of the parties on the subjects raised by the alternative motion, the Panel rules on the merits of the alternative motion here.

(i)Request for Goldrich to repay 50% of LOC 1

Article 6.1 of the Operating Agreement clearly imposes sole responsibility on NyacAU to fund LOC 1.  As collateral for this funding, Article 6.1.1 entitles NyacAU to a security interest in 50% of “all placer gold production from the Claims”  NyacAU has claimed that approximately 14,000 ounces of gold are “exposed” at the site, which means that the overburden to these deposits has already been removed.  Of course, the site may also contain other placer gold deposits.  Claimants have acknowledged in their briefing that NyacAU’s security interest under Article 6.1.1 indeed covers proceeds from any future placer gold production at the site.  NyacAU has perfected its security interest by recording a UCC-1 statement, which gives NyacAU a priority interest in the proceeds of any future placer production of the exposed placer deposits or any other placer gold production at the site, whether that production is conducted by Claimants or some third party.  Should Goldrich (or its assigns) elect to continue mining and gold production at the site, as a former Member of the joint venture it would have an affirmative duty to honor NyacAU’s security interest.

However, the Operating Agreement imposes no direct obligation on Goldrich to fund (or repay) any portion of LOC 1.  In fact, Article 3.3 provides: “No Member shall be required to contribute any additional capital to [GNP].  No Member shall have any personal liability for any obligation of [GNP]”.  To impose liability on Goldrich for 50% of LOC 1 funding would be a clear violation of this provision.

Respondents argue that in filings with the IRS, Goldrich has represented that it in fact is 50% liable for the unpaid balance of LOC 1.  But whether or not this is true, or would have consequences concerning the IRS, under basic rules of contract construction it cannot trump unambiguous provisions of the Operating Agreement.

(ii)  Request for “reduction to judgment” of 50% of the reclamation costs

In their initial briefing, Respondents also requested an order requiring Goldrich to pay 50% of reclamation costs, and to reduce this order “to judgment”.  However, in their reply papers, Respondents withdrew the request for payment and asked simply that this obligation be “reduced to judgment”.

Respondents were well-advised to withdraw their request for Goldrich to pay 50% of reclamation costs, since the Operating Agreement imposes no such obligation on Goldrich, and under Article 3.3, makes clear that Goldrich is neither obligated to make further capital contributions to GNP or to assume any personal liability for any of GNP’s obligations.  However, with this having been done, there is nothing left for the Panel to “reduce to judgment”.  And it should be noted that, although it may be a semantical distinction, the Panel can only issue orders and awards—only the courts have authority to enter judgment on arbitration awards.

(ii)Relevance of the Gallagher transaction to the alternative motion

Respondents’ alternative motion seems to have been driven, in large part, by a concern over Goldrich’s actions concerning a transaction negotiated by one of its board members, Nick Gallagher, to obtain additional investments in Goldrich.  Respondents describe the transaction in terms of the issuance of a promissory note for the funds (over $4 million), secured by a deed of trust, which includes proceeds from future “hard rock mining” at the Project site. (“Gallagher transaction”).  Respondents’ argue that this was a “related party transaction” which was improperly backdated, in order to give it priority over any judgment lien that Respondents have obtained or might obtain on the Partial Final Award.

The purpose of Respondents’ requests to “reduce to judgment” 50% of the LOC 1 balance and 50% of reclamation costs may be an attempt obtain judgment liens that would be superior to the security for the Gallagher transaction.  However, since Respondents’ alternative motion is denied, there is no reason to go further with this issue.  More importantly, and as explained in more detail in a companion order, the Panel has no jurisdiction to make decisions regarding the priority of security interests as between NyacAU, Goldrich and investors/lenders involved in the Gallagher transaction.

10.Respondents’ motion to subordinate the Gallagher transaction to Respondents’ security and judgments on the Partial Final Award

Parties’ briefing

Respondents move for an order that would subordinate the Goldrich’s payment obligations under the Gallagher transaction to amounts awarded to Respondents under the Partial Final Award.  More specifically, Respondents claim that the Gallagher transaction is a “related party transaction” and was orchestrated by Nick Gallagher a member of Goldrich’s Board of Directors.  They also point out that Mr. Gallagher was fully aware of the arbitration dispute since he attended portions of the arbitration hearing.  For these reasons, Respondents argue, the Panel cannot allow Goldrich to pay obligations under the Gallagher transaction ahead of the payment of obligations to NyacAU and Dr. James under the Partial Final Award.

In response Claimants contend that there was no impropriety with the Gallagher transaction, since Gallagher was simply representing an investor group of third parties.  They also assert that the Gallagher transaction is fair because Mr. Gallagher recused himself from the Board of Director’s approval process.  Further, Claimants explain that even though the Gallagher transaction was not consummated until February 2020, the loan was funded by investor before this date.  Finally Claimants emphasize that the only security granted to NyacAU under the Operating Agreement is a 50% interest in all future placer gold production proceeds, to the extent necessary to repay one-half of LOC 1, and that this interest has already been perfected by a UCC 1 financing statement filed by Respondents.

Claimants assert that there is no overlap of security vis-à-vis the UCC 1 filing and the security for the Gallagher transaction, since the Gallagher transaction is secured by proceeds from future hard rock mining at the site, whereas the UCC-1 filing is secured by future placer gold production.

a.Ruling

Respondents’ motion is denied.

The parties have a serious factual dispute about whether the Gallagher transaction was done as an attempt by Goldrich to gain priority over any judgment liens that NyacAU has obtained (or might obtain) against Claimants, and also over NyacAU’s UCC-1 statement, securing the repayment of 50% of LOC 1 with future proceeds from placer gold production.  However, this issue is beyond the jurisdiction of the Panel.  The arbitration clause of the Operating Agreement (Article 15.10), upon which this arbitration is founded, is broadly worded, but does not extend to disputes regarding transactions with third parties—i.e., the Gallagher transaction—who are not signatories to the Operating Agreement or bound by its terms.  The participation of such third parties would be necessary to resolve any dispute involving the subordination of the Gallagher transaction security interest to NyacAU’s recorded UCC-1 statement or to any judgment liens on the Partial Final Award.

Further, by definition the Panel cannot speak to the perfection or priority of any judgment lien on the Partial Final Award.  The jurisdiction of the Panel, except as an overseer of GNP’s dissolution, legally came to an end when the Partial Final Award was issued—it does not and cannot extend to issues concerning judgments, or judgment liens, obtained on the Award.

11.Respondents’ motion for application of credit to Bear Leasing

a.Parties’ briefing

Respondent have moved for an order allowing Bear Leasing to obtain the benefits of two credits issued to GNP by third party vendors including;

(i)A credit of $35,989.00 to CMI for unused materials;

(ii)a $6,253.00 from GNR also for unused material.

Specifically, Respondent’s claim that Bear Leasing is entitled to the credits as partial repayment of $82,077.00 which it advanced to GNP to pay liquidation expenses.  Respondents point out that GNP has no need for the credits, since it is in the process of liquidation.  Respondents also argue that Bear Leasing should obtain the benefit of the credits as settlement for proceeds that were not ever remitted by GNP to Bear Leasing, as required under Leases 2 through 7.

In their response Claimants point out that they have confirmed with CMI that it will provide a cash refund in lieu of credit.  As to the C & R credit,

Claimants argue that this credit should be given to GNPs because the material involved might be necessary for reclamation work.

b.Ruling

Respondents’ motion is granted.

CMI credit.  As Manager of the GNP liquidation, NyacAU has “full power and authority to sell, assign, or encumber any or all of [GNP’s] assets and to wind up and liquidate the affairs of [GNP] in an orderly and businesslike manner”.  This includes all cash and credit “refunds” made to GNP by third party vendors.  Article 14 also provides that all GNP assets are to be liquidated, and used to pay GNP’s debts and liabilities (including debts and liabilities owed to Members of GNP—NyacAU and Goldrich) and liquidation expenses, with the remainder of assets/proceeds, if any, distributed to the Members.  No assets or monies are to be retained by GNP.

Respondents have explained that they wish to use (i) a cash refund from CMI (a third party vendor) of $35,989 (Respondents’ initially identified this as a credit, but follow-up inquiry by Claimants appears to have established that CMI is agreeable to a cash refund); and (ii) to transfer a credit of $6532 from C & R (also a third party vendor) to reduce GNP’s obligation to repay $82,077 advanced by Bear Leasing to GNP for liquidation expenses.  This request is consistent with NyacAU’s responsibilities as Manager of the GNP liquidation.  Contrary to

Claimants’ assertion, it is within NyacAU’s discretion, as Manager of the liquidation, as to whether the C & R credit is used to purchase materials or equipment for the reclamation work being performed by NyacAU at the site or to help satisfy some other obligation of GNP to a third party.

12.Respondents’ motion to compel filing of SEC documents, or, alternatively, to require Goldrich to purchase Dr. James' stock

a.Parties’ briefing

Respondents move to compel Goldrich to file required SEC documentation so as to allow Dr. James to sell his Goldrich stock (2,364,864 shares), or, alternatively, to order Goldrich to purchase the stock for .03 cents a share.   Respondents explain that until the required SEC filing is made, any sale by Dr. James would violate insider trading laws.  Respondents also assert that Goldrich has placed a restrictive legend on the stock which apparently identifies Dr. James, and his designee, Nyac, as “affiliates” of Goldrich, and that this designation is now obsolete—and should be removed—because GNP is in liquidation and Goldrich has no obligations regarding the liquidation process. Specifically, Respondents point out that NyacAU, the Manager of the liquidation, is bearing liquidation and reclamation costs; further, that even if Goldrich did have some liquidation obligation, it would run to GNP, not to James or Nyac.

Respondents also confirm that any funds received by James from a sale would be used to pay reclamation costs.   In this context, Respondents request the

following relief:  (i) an order requiring Goldrich to remove the “affiliate” designation concerning Dr. James and Nyac; (ii) an order requiring Goldrich to comply with SEC 8k requirements and to promptly file 10k and 10q documents with the SEC; or, alternatively (iii) an order requiring Goldrich to purchase Dr. James’ shares at $.03 per share, for a total price of $70,945.

Claimants oppose the motion.  They assert that the Panel has no jurisdiction to determine the issues raised by the motion, since (i) Nyac, the entity to whom the shares were issued, is not a party to the arbitration; and (ii) that although the Panel has jurisdiction over issues pertaining to the GNP liquidation, the motion has no relation to the liquidation process.   Moreover, Claimants contend that even when the SEC filings are made, Nyac will still have inside information that would prevent it from legally selling the shares—citing as an example Respondents’ calculations of reductions ($4,322,390) that would have to be made to Goldrich’s reclamation estimate of $18.4 million.

Claimants acknowledge that the SEC filings have been delayed, but represent that the filings are in process.  They further explain that the delay in filings has been on the advice of Goldrich’s auditors and legal counsel, due to the uncertainty of how the Panel will rule on the post-award motions which are the subject of this order, and because of a pending issue as to whether the SEC filings of Goldrich-related entities should be consolidated.  Claimants request that the restrictive legend on the shares not be removed until there is a change in Nyac’s affiliate and insider trading relationships with Goldrich.

In reply, Respondents argue that it is irrelevant that the stock was issued in the name of Dr. James designees, Nyac, since it is undisputed that Dr. James personally purchased the stock.  They also point out that the Partial Final Award ruled that Dr. James, not Nyac, had been harmed by the purchase by awarding Dr. James a 17% reduction in the purchase price of the shares.

Respondents express incredulity that any auditor or legal counsel would recommend what Respondents contend is now over a year delay in making the SEC filings.  They also assert that the issue of consolidated SEC filings was considered and rejected by Goldrich’s auditors 8 years ago, and that “no competent auditor” would suddenly change his mind and recommend consolidation.  Accordingly, Respondents request that Goldrich be required, at least, to provide invoices and opinion letters confirming the advice given by Goldrich’s auditors and lawyers to delay the SEC filings, and also copies of any delayed financial statements.  They further assert that Goldrich has waived the attorney client privilege by raising this issue in defense of the motion.

Ruling

Dr. James’ motion is denied.

Under Paragraph 14 of the parties’ Term Sheet, Dr. James accepted an obligation to purchase $350,000 of Goldrich stock, to be issued in his name or the name of his designee—which turned out to be Nyac, and made the purchase by personally paying for the shares.  Goldrich represented that the shares would be “restricted shares” under Section 144 of the Securities Act, and that Dr. James’ would be extended “customary registration rights”.  All of Goldrich’s representations in the Term Sheet were incorporated by reference in Article 4.8 of the Operating Agreement.

This formed the basis for Dr. James’ claim in the arbitration for the rescission of his purchase, and return of the full purchase price.  In the Partial Final Award, the Panel denied the rescission claim, but awarded Dr. James damages in the form of a 17% reduction in the purchase price, to be reimbursed by Goldrich.  Dr. James retained ownership of his shares.

However, Dr. James made no claim in the arbitration for the relief he seeks by this motion.  Thus, the Panel has no jurisdiction to decide the motion on its merits, since the Partial Final Award has been issued, and the Panel’s continuing jurisdiction has been limited to issues related to the dissolution and liquidation of GNP, which cannot be said to include jurisdiction to decide a new arbitration claim by Dr. James against Goldrich.  Obviously, the stock purchased by Dr. James is his personal asset, not GNP’s, and its disposition therefore has no connection with the dissolution/liquidation of GNP.

IT IS SO ORDERED.

Dated:

Thomas J. Brewer, Arbitrator

Jason Kettrick, Arbitrator

Fred G. Bennett, Panel Chair